JinkoSolar Announces Second Quarter 2011 Results

Company Exceeds Shipment and Revenue Guidance despite Challenging Market Conditions

SHANGHAI, China, August 16, 2011 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing vertically integrated solar power product manufacturer with low-cost operations based in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

•
Total solar product shipments were a record 254.1 megawatts (“MW”), compared with 208.4 MW in the first quarter of 2011 and 99.9 MW in the second quarter of 2010, representing an increase of 21.9% sequentially and 154.4% year-over-year.

•
Total revenues were a record RMB2.3 billion (US$350.6 million), an increase of 5.9% sequentially and 151.6% year-over-year, slightly exceeding the high-end of Company’s guidance of US$330 million to US$350 million.

•	Gross margin was 25.4%, compared with 26.2% in the first quarter of 2011 and 26.9% in the second quarter of 2010.

•	In-house gross margin[1] was 30.5%, compared with 31.0% in the first quarter of 2011 and 32.9% in the second quarter of 2010.

•
Income from operations was RMB409.9 million (US$63.4 million), a decrease of 2.3% from RMB419.4 million in the first quarter of 2011 and an increase of 172.0% from RMB150.7 million in the second quarter of 2010.

•	Net income was RMB235.3 million (US$36.4 million), a decrease of 30.1% sequentially and an increase of 30.2% year-over-year.

•
Diluted earnings per share were RMB2.23 (US$0.34), compared with RMB3.45 in the first quarter of 2011 and RMB2.36 in the second quarter of 2010. Diluted earnings per American depositary share (“ADS”) were RMB8.91 (US$1.38), compared with RMB13.78 in the first quarter of 2011 and RMB9.42 in the second quarter of 2010. Each ADS represents four ordinary shares.

•	Non-GAAP net income[2] was RMB286.5 million (US$44.3 million), a decrease of 14.9% sequentially and an increase of 58.6% year-over-year.

•
Non-GAAP diluted earnings per share were RMB2.94 (US$0.46), compared to RMB3.45 in the first quarter of 2011 and RMB2.36 in the second quarter of 2010. Non-GAAP diluted earnings per ADS were RMB11.77 (US$1.82), compared to RMB13.78 in the first quarter of 2011 and RMB9.42 in the second quarter of 2010.

“We are pleased to announce the second quarter results that came in ahead of our expectations, despite the challenging market environment,” said Mr. Kangping Chen, JinkoSolar’s chief executive officer. “During the quarter, we exceeded our shipment and revenue guidance, and were able to maintain relatively healthy margins as a result of further improvements to our cost structure. The healthy growth is a testament to our ability to capitalize on our brand name and maintain the strong relationships we have built with our existing customers across the globe.”

1 JinkoSolar defines “in-house gross margin” as the gross margin of PV modules produced using the Company’s in-house produced silicon wafers and solar cells.
2 For a discussion of the non-GAAP financial measures used in this release and the reconciliations of the GAAP financial measures to non-GAAP financial measures, please refer to the section below entitled "Use of Non-GAAP Financial Measures" and “Non-GAAP Reconciliation”.

“While the solar market did face some difficulty in the second quarter, we believe that it presents a unique opportunity for us to leverage our vertically integrated business model to maintain the superior quality of our products and to ensure our cost advantages. Our record shipments of 254.1 megawatts this quarter speak to the value that our customers continue to see in our products. Our geographic reach continued to expand and we have broadened our customer base while maintaining strong relationships with our existing customers in key markets such as Italy and Germany. Meanwhile, we pushed deeper into the US market where we expect to see increased growth in the near future and made significant progress in increasing sales in Spain, Portugal, Austrilia and France. ”

“In addition, we strengthened our balance sheet with the convertible bonds we issued in May. As a result, the increased cash position will provide us with the flexibility to adapt to the market environment as we push forward in the second half of the year. Looking forward, we are financially, operationally and geographically well prepared to capitalize on our position and strengths as we pursue further growth” concluded Mr. Chen.

Second Quarter 2011 Financial Results

Total Revenues

Total revenues in the second quarter of 2011 were RMB2.3 billion (US$350.6 million), an increase of 5.9% from RMB2.1 billion in the first quarter of 2011 and 151.6% from RMB900.6 million in the second quarter of 2010. The sequential increase in revenues was primarily due to the increase in the sales volume of solar modules as a result of the Company's increasing sales efforts and enhanced brand awareness despite an industry-wide decline in the average selling price of solar products.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2011 was RMB576.4 million (US$89.2 million), an increase of 3.0% from RMB559.7 million in the first quarter of 2011 and 138.1% from RMB242.1 million in the second quarter of 2010. Gross margin was 25.4% in the second quarter of 2011, a decrease from 26.2% in the first quarter of 2011 and a decrease from 26.9% in the second quarter of 2010. The sequential decrease in gross margin was primarily due to a decline in the average selling price of solar modules and was partially offset by a decrease in polysilicon price and average manufacturing cost per watt as the result of the Company’s continued improvements in operational efficiency. In-house gross margin relating to the Company's in-house silicon wafer, solar cell and solar module production was 30.5% in the second quarter of 2011, compared with 31.0% in the first quarter of 2011 and 32.9% in the second quarter of 2010.

Income from Operations and Operating Margin

Income from operations in the second quarter of 2011 was RMB409.9 million (US$63.4 million), a decrease of 2.3% from RMB419.4 million in the first quarter of 2011 and an increase of 172.0% from RMB150.7 million in the second quarter of 2010. Operating margin in the second quarter of 2011 was 18.1%, compared with 19.6% in the first quarter of 2011 and 16.7% in the second quarter of 2010.

Total operating expenses in the second quarter of 2011 were RMB166.5 million (US$25.8 million), an increase of 18.7% from RMB140.3 million in the first quarter of 2011 and an increase of 82.0% from RMB91.5 million in the second quarter of 2010.  The sequential increase was mainly because of our increased sales and marketing efforts. The increase in total operating expenses was due to additional transportation costs and sales commissions as a result of the increase in sales volumes and the Company’s expansion into new markets.

Operating expenses represented 7.3% of total revenues in the second quarter of 2011, an increase from 6.6% in the first quarter of 2011 and a decrease from 10.2% in the second quarter of 2010.

Interest Expense, Net

Net interest expense in the second quarter of 2011 was RMB45.7 million (US$7.1 million), an increase of 33.6% from RMB34.2 million in the first quarter of 2011 and 228.8% from RMB13.9 million in the second quarter of 2010. The sequential increase in net interest expense was primarily attributable to the additional interest expense that the Company incurred on the convertible senior notes which were issued in May 2011 and bear an annual interest rate of 4%. This resulted in RMB4.0 million (US$0.6 million) in accrued interest charges that were booked in the second quarter of 2011. The sequential increase in net interest expense was also due to the increase in long-term and short-term borrowings.

Convertible Senior Notes Issuance Costs

The Company incurred an expense of RMB30.2 million (US$ 4.7 million) associated with the issuance of US$125 million in convertible senior notes on May 11, 2011.

Foreign Currency Exchange Gain (Loss)

The Company recorded a foreign currency exchange loss of RMB35.9 million (US$5.6 million) in the second quarter of 2011, primarily due to the loss of RMB30.1 million (US$4.7 million) in changes in the fair value of forward contracts as a result of the appreciation of the Euro against the Renminbi.  The foreign currency exchange loss was partially offset by a gain as a result of the depreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Derivatives of Convertible Senior Notes and Capped Call Options

The Company recognized a loss of RMB20.1 million (US$3.1 million) in change in fair value of capped call options and convertible senior notes, resulting from the loss from change in fair value of the capped call options, partially offset by a gain from change in fair value of the convertible senior notes. In May 2011, the Company entered into a capped call transaction with an affiliate of an initial purchase of convertible senior notes in connection with the issuance of the convertible senior notes.

Other Income (Expense), Net

Other income in the second quarter of 2011 was RMB0.6 million (US$0.09 million), compared with RMB32.1 million in the first quarter of 2011 and other expense of RMB4.8 million in the second quarter of 2010. This significant sequential decrease was primarily due to the receipt of damages from a silicon wafer customer that defaulted on its obligations under its contract with the Company in the first quarter of 2011.  The Company did not have such income in the second quarter of 2011.

Income Tax Expense

The Company recognized a tax expense of RMB45.0 million (US$7.0 million) in the second quarter of 2011, compared with a tax expense of RMB53.1 million in the first quarter of 2011 and a tax expense of RMB29.9 million in the second quarter of 2010. The Company expects to have an effective tax rate of approximately 14.6% for the full year of 2011.

Net Income and Earnings per Share

Net income in the second quarter of 2011 was RMB235.3 million (US$36.4 million), a decrease of 30.1% from RMB336.6 million in the first quarter of 2011 and an increase of 30.2% from RMB180.7 million in the second quarter of 2010.

Basic and diluted earnings per share in the second quarter of 2011 were RMB2.47 (US$0.38) and RMB2.23 (US$0.34), respectively, and basic and diluted earnings per ADS were RMB9.87 (US$1.53) and RMB8.91 (US$1.38), respectively.

Non-GAAP net income in the second quarter of 20113, was RMB286.5 million (US$44.3 million), a decrease of 14.9% from RMB336.6 million in the first quarter of 2011 and an increase of 58.6% from RMB180.7 million in the second quarter of 2010.

Non-GAAP basic and diluted earnings per share in the second quarter of 2011 were RMB3.00 (US$0.46) and RMB2.94 (US$0.46), respectively, and non-GAAP basic and diluted earnings per ADS were RMB12.02 (US$1.86) and RMB11.77 (US$1.82), respectively in the second quarter of 2011.

Financial Position

As of June 30, 2011, JinkoSolar had RMB1.3 billion (US$208.1 million) in cash, cash equivalents and restricted cash, compared with RMB938.0 million as of December 31, 2010.

Capital expenditures in the second quarter of 2011 were RMB762.6 million (US$118.0 million), which was used for the procurement of silicon wafer, solar cell and solar module manufacturing equipment as the Company continued to ramp up its production capacity.

As of June 30, 2011, total short-term borrowings including the current portion of long-term bank borrowings were RMB2.2 billion (US$338.4 million), compared with RMB1.2 billion as of December 31, 2010. Total long-term borrowings were RMB330.8 million (US$51.2 million) as of June 30, 2011, compared with RMB269.3 million as of December 31, 2010.

Second Quarter 2011 Operational Highlights

Solar Product Shipments

Total solar product shipments in the second quarter of 2011 were 254.1 MW, including 35.6 MW of silicon wafers, 11.8 MW of solar cells and 206.7 MW of solar modules. By comparison, total shipments for the first quarter of 2011 were 208.4 MW, consisting of 34.3 MW of silicon wafers, 7.5 MW of solar cells and 166.6 MW of solar modules.

Capacity Expansion of Solar Products

In the second quarter of 2011, the Company expanded its in-house annual silicon wafer, solar cell and solar module production capacity from approximately 900 MW each as of March 31, 2011, to approximately 1,100 MW each as of June 30, 2011.

3 JinkoSolar adjusts net income to exclude 1) The expenses related to the issuance of convertible senior notes, 2) Changes in fair value of convertible senior notes and capped call options, 3) Interest expenses on the convertible senior notes, and 4) The exchange gain on the convertible senior notes and capped call options.

Recent Business Highlights

•
In July 2011, up to 2.84 MW of the Company’s solar modules were used in the first phase of solar energy projects managed by PHOTON Power AG, the latest subsidiary of the PHOTON Holding Group.  JinkoSolar was the largest single solar module supplier to the projects.

•
In July 2011, JinkoSolar introduced its Quantum-1 solar modules, which are produced using pseudo-mono multi-crystalline cells, part of the Company’s Quantum Series. The Quantum -1 cells currently deployed perform at an 18.3% conversion efficiency level.

•
In June 2011, the Company launched a new research and development center to focus on improving conversion efficiency of solar cells and next generation photovoltaic technology. The new research and development center is targeting to increase the average conversion efficiency rate of monocrystalline solar cells to more than 18.6% and the average conversion efficiency rate of multicrystalline solar cells to more than 17.5% by the end of 2011.

•
In May 2011, the board of directors of the Company approved a share repurchase program which authorized the Company to repurchase up to US$30 million of its ordinary shares represented by ADSs within 12 months.

Operations and Business Outlook

Third Quarter 2011 Guidance

For the third quarter of 2011, JinkoSolar expects total solar module shipments to be approximately 230 MW to 250 MW. Total revenues are expected to be approximately US$310 million to US$330 million. The Company expects to increase its in-house annual silicon wafer, solar cell and solar module production capacities to approximately 1.3 GW each by the end of the third quarter of 2011.

Full Year 2011 Guidance

For the full year 2011, the Company maintains its guidance range of 950 MW to 1,000 MW in total solar module shipments and US$1.4 billion to US$1.5 billion in total revenues. The Company reiterates its in-house annual silicon wafer, solar cell and solar module production capacity targets of approximately 1.5 GW each by the end of 2011.

Convertible Senior Notes Offering

On May 17, 2011, the Company successfully issued US$125 million of convertible senior notes due in 2016.  The notes will accrue interest at an annual rate of 4.0% and are convertible into JinkoSolar's ADSs at an initial conversion rate of 29.6307 ADSs per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$33.75 per ADS), subject to adjustment under certain circumstances.

In connection with the issuance of the convertible senior notes, the Company entered into a capped call transaction with an affiliate of an initial purchaser of the convertible senior notes on May 17, 2011. The capped call transaction is expected to reduce the potential dilution to the ordinary shares and ADSs upon conversion of the convertible senior notes.

Conference Call Information

JinkoSolar’s management will host an earnings conference call on Tuesday, August 16, 2011 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-2475-0994
U.S. Toll Free:	+1-866-519-4004
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 11:00 a.m. U.S. Eastern Time, August 23, 2011. The dial-in details for the replay are as follows:

International:	+61-2-8235-5000
Passcode:	84834901

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar’s website at http://www.jinkosolar.com.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing and vertically-integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically integrated solar product value chain with integrated annual capacity of 1,100 MW each for silicon wafers, solar cells and solar modules as of June 30, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions. For more information about JinkoSolar, please visit www.jinkosolar.com.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP Earnings Per Share, non-GAAP earnings per ADS and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:

●
Non-GAAP net income is adjusted to exclude the expenses relating to the issuance of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options;

●
Non-GAAP earnings per share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to the issuance of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options as well as incremental shares for assumed conversions of convertible senior notes; and

●
Non-GAAP diluted weighted average ordinary shares outstanding are adjusted to exclude incremental shares for assumed conversions of convertible senior notes. The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2011, which was RMB6.4635 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2011, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, JinkoSolar’s ability to obtain additional capital to fund its operations and business expansion, its ability to obtain sufficient silicon raw materials in a timely manner, the general economic and business environment and conditions, the volatility of JinkoSolar’s operating results, its ability to attract and retain qualified employees, key technical personnel and executive officers. Further information regarding these and other risks is included in JinkoSolar's public filings with the Securities and Exchange Commission, including its annual report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011. All information provided in this press release is as of August 16, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:
Yvonne Young
JinkoSolar Holding Co., Ltd.
Tel:   +86-21-6106-4018
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5826-4939
Email: carnell@christensenir.com

In the U.S.:
Jeff Bloker
Christensen
Tel: +1-480-614-3003
Email: jbloker@christensenir.com

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME DATA
(in thousands, except ADS and Share data)

	For the quarter ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB	RMB	RMB	USD

Total revenues	900,615	2,139,455	2,266,012	350,586

Cost of revenues	(658,466)	(1,579,753)	(1,689,627)	(261,411)

Gross profit	242,149	559,702	576,385	89,175

Operating expenses:
Selling and marketing	(28,019)	(78,408)	(97,754)	(15,124)
General and administrative	(49,474)	(55,282)	(60,773)	(9,403)
Research and development	(13,982)	(6,649)	(7,994)	(1,237)

Total operating expenses	(91,475)	(140,339)	(166,521)	(25,764)

Income from operations	150,674	419,363	409,864	63,411
Interest expenses, net	(13,913)	(34,158)	(45,732)	(7,075)
Convertible senior notes issuance costs	-	-	(30,154)	(4,665)
Subsidy income	3,810	1,969	1,643	254
Exchange gain/(loss)	235	4,655	(5,815)	(900)
Other (expenses)/income, net	(4,837)	32,090	610	94
Change in fair value of forward contracts	74,606	(34,260)	(30,088)	(4,655)
Change in fair value of convertible senior notes and capped call options	-	-	(20,059)	(3,103)
Income before income taxes	210,575	389,659	280,269	43,361
Income taxes expense	(29,925)	(53,067)	(45,007)	(6,963)

Net income attributable to JinkoSolar Holding Co., Ltd.	180,650	336,592	235,262	36,398

Series A Redeemable Convertible Preferred Shares accretion	(4,524)	-	-	-
Series B Redeemable Convertible Preferred Shares accretion	(5,875)	-	-	-
Allocation to preferred shareholders	(5,054)	-	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	165,197	336,592	235,262	36,398

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	2.38	3.54	2.47	0.38
Diluted	2.36	3.45	2.23	0.34

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS -
Basic	9.52	14.16	9.87	1.53
Diluted	9.42	13.78	8.91	1.38

Weighted average ordinary shares outstanding -
Basic	69,426,294	95,106,052	95,335,454	95,335,454
Diluted	70,139,814	97,698,949	104,605,911	104,605,911

NON-GAAP RECONCILIATION

1. Non-GAAP net income

GAAP net income	180,650	336,592	235,262	36,398

Change in fair value of convertible senior notes and capped call options	-	-	20,059	3,103

Convertible senior notes issuance costs	-	-	30,154	4,665

4% of interest expense of convertible senior notes	-	-	3,997	618

Exchange gain on convertible senior notes and capped call options	-	-	(3,012)	(466)

Non-GAAP net income	180,650	336,592	286,460	44,318

2. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	165,197	336,592	235,262	36,398

Change in fair value of convertible senior notes and capped call options	-	-	20,059	3,103

Convertible senior notes issuance costs	-	-	30,154	4,665

4% of interest expense of convertible senior notes	-	-	3,997	618

Exchange gain on convertible senior notes and capped call options	-	-	(3,012)	(466)

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders – Basic	165,197	336,592	286,460	44,318

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per share -
Basic	2.38	3.54	3.00	0.46
Diluted	2.36	3.45	2.94	0.46

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	9.52	14.16	12.02	1.86
Diluted	9.42	13.78	11.77	1.82

Non-GAAP weighted average ordinary shares outstanding -
Basic	69,426,294	95,106,052	95,335,454	95,335,454
Diluted	70,139,814	97,698,949	97,363,114	97,363,114

3. Non-GAAP diluted weighted average ordinary shares outstanding

GAAP weighted average ordinary shares outstanding - Diluted	70,139,814	97,698,949	104,605,911	104,605,911

Less: incremental shares for assumed conversions of convertible senior notes	-	-	(7,242,797)	(7,242,797)

Non-GAAP weighted average ordinary shares outstanding - Diluted	70,139,814	97,698,949	97,363,114	97,363,114

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2010	June 30, 2011
	RMB	RMB	USD
	Derived from	Unaudited	Unaudited
	audited numbers

ASSETS
Current assets:
Cash and cash equivalent	521,205	575,776	89,081
Restricted cash	416,790	769,474	119,049
Short term investments	34,706	294,895	45,625
Notes receivable	-	42,200	6,529
Accounts receivable, net – a related party	100	-	-
Accounts receivable, net – third parties	576,796	1,700,356	263,070
Advances to suppliers – third party	339,738	382,872	59,236
Inventories	819,515	1,057,408	163,597
Forward contract receivables	96,872	75,408	11,667
Deferred tax assets – current	2,717	2,718	420
Other receivables from related parties	399	576	89
Prepayments and other current assets	385,636	994,484	153,861

Total current assets	3,194,474	5,896,167	912,224

Property, plant and equipment, net	1,938,978	3,180,025	491,997
Land use rights, net	261,859	259,595	40,163
Intangible assets, net	951	1,147	177
Other assets	203,533	335,381	51,889
Deferred tax assets – non current	328	328	51
Goodwill	45,646	45,646	7,062
Capped call options	-	93,755	14,505
Advances to suppliers to be utilized beyond one year	234,577	226,990	35,119

Total assets	5,880,346	10,039,034	1,553,187

LIABILITIES
Current liabilities:
Accounts payable – third parties	355,012	490,708	75,920
Accounts payable – a related party	-	2,471	382
Notes payable	571,522	1,216,393	188,194
Accrued payroll and welfare expenses	96,854	135,119	20,905
Advances from third party customers	164,957	123,099	19,045
Other payables and accruals	456,416	662,201	102,451
Other payables – a related party	-	550	85
Income tax payables	92,200	77,929	12,057
Forward contract payables	13,064	67,856	10,498
Deferred tax liabilities – current	10,112	10,112	1,565
Bonds payable	-	610,555	94,462
Contingent liabilities	10,000	-	-
Short-term borrowings from third parties including current portion of long-term bank borrowings	1,171,776	2,187,050	338,369

Total current liabilities	2,941,913	5,584,043	863,933

Non-current liabilities:
Forward contract payables – non-current	-	7,580	1,173
Long-term borrowings	269,250	330,750	51,172
Guarantee liability	1,500	-	-
Accrued warranty costs – non-current		64,239	9,939
Convertible senior notes	-	806,275	124,743
Deferred tax liability – non-current	2,481	2,481	384

Total long term liabilities	273,231	1,211,325	187,411

Total liabilities	3,215,144	6,795,368	1,051,344

Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized; 95,078,242 and 95,349,298 shares issued and outstanding as of December 31, 2010 and June 30, 2011, respectively)	14	14	2
Additional paid-in capital	1,542,089	1,548,819	239,625
Statutory reserves	164,587	164,587	25,464
Other comprehensive loss	-	(119)	(18)
Retained earnings	958,512	1,530,365	236,770

Total JinkoSolar Holding Co., Ltd. shareholders’ equity	2,665,202	3,243,666	501,843

Total liabilities and equity	5,880,346	10,039,034	1,553,187